U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.: Ms. Kristin Lochhead, Mail Stop3030

November 23, 2016

Re:	Cemtrex, Inc.
Form 8-K filed June 7, 2016, as amended August 17, 2016, November 4, 2016 and November 17, 2016
Response dated November 17, 2016
File No. 001-37464

Ladies and Gentlemen:

This letter responds to two verbal comments received from the staff of the Securities and Exchange Commission (the “SEC”) by telephone from Kristin Lochhead on November 22, 2016 with respect to Amendment No. 5 to Current Report on Form 8-K/A, filed with the SEC on November 17, 2016.

Comment No. 1 – The Report of Independent Registered Public Accounting Firm included in Exhibit 99.2 is being revised in order to specifically reference the statement of cash flows in the third opinion paragraph of the report.

Comment No. 2 – With regard to the increased depreciation adjustment to the pro forma property and equipment asset value, a worksheet detailing the fixed asset and depreciation adjustments for Periscope, GmbH is attached to this letter. Although the net value of Cemtrex’s assets did go down, the majority of the adjustment was for an intangible asset that was not amortized. The values of tangible fixed assets were adjusted up. The calculation for the adjustment to depreciation was based on the depreciation recorded in June 2016 as a one-month base, less the actual depreciation recorded in each period presented in the pro forma financial statements.

Cemtrex believes that, in view of these factors (which were not discussed on the telephone call), the adjustments are appropriate.

We believe that all outstanding comment responses requested by the staff of the SEC have been provided with this letter and the revised Form 8-K/A. Accordingly, Cemtrex respectfully requests the staff’s clearance of this review in order to proceed with its proposed subscription rights offering.

Kindly address any remaining comments or questions that you may have concerning this letter or the revised Form 8-K/A to me or Aron Govil at (631) 756-9116 or to Spencer G. Feldman, our counsel, at (212) 451-2234.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President and Chief Executive Officer

Cemtrex, Inc.

cc:	Laurie Abbott, Esq.
Amanda Ravitz, Esq.
Geoff Kruczek, Esq.
Spencer G. Feldman, Esq.
Olshan Frome Wolosky LLP

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

	Net Value 3/31/2016	Values at Purchase	Diff	Notes
Intangible fixed assets, net
1. Purchased concessions, industrial and similar rights and assets and licences in such rights and assets	2,278,829	1,057,445	(1,221,384)	Not all of the assets on this line were acquired
2. Customer base	11,661,585	-	(11,661,585)	Not amortized
Tangible fixed assets, net			-
1. Technical equipment and machinery	1,769,891	2,866,398	1,096,507
2. Other equipment, plant and office equipment	319,504	561,605	242,101
	16,029,809	4,485,448	(11,544,361)

Recorded for the month of June 2016	131,666

Recorded 3 months ended 9/30/2016 (estimated)	394,999
Recorded 3 months ending 3/31/2016	313,286
Adjustment	81,713

Estimated depreciation for year with new values	1,579,996
Recorded for the year ended 12/31/2015	1,318,724
Adjustment	261,272